SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                       Rescon Technology Corporation
___________________________________________________________________________
                              (Name of Issuer)

                  Common Stock $.0001 par value per share
___________________________________________________________________________
                       (Title of Class of Securities)

                                 760844308
___________________________________________________________________________
                               (CUSIP Number)

Christian Nigohossian              Ronald Poulton, Esq.
1500 Market Street                 Poulton & Yordan
12th Floor, East Tower             136 East South Temple, Suite 1700-A
Philadelphia, Pennsylvannia 19120  Salt Lake City, Utah 84111
(215) 246-3456                     (801) 355-1341
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notes and Communications)

                               June 11, 2003
___________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
________________________                                 __________________
CUSIP No. 760844308                                       Page 2 of 5 Pages
________________________                                 __________________


___________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christian Nigohossian
___________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
___________________________________________________________________________
3.   SEC USE ONLY

___________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     OO
___________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

___________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
___________________________________________________________________________
NUMBER OF                7.SOLE VOTING POWER 8,284,000
SHARES                   ______________________________________________
BENEFICIALLY             8.SHARED VOTING POWER 5,416,000
OWNED BY                 ______________________________________________
EACH                     9.SOLE DISPOSITIVE POWER 8,284,000
REPORTING                ______________________________________________
PERSON WITH              10.SHARED DISPOSITIVE POWER 5,416,000

___________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     13,700,000
___________________________________________________________________________
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [   ]
     CERTAIN SHARES (See Instructions)

___________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65%
___________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
___________________________________________________________________________


                                                          Page 3 of 5 pages


     This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on July 22, 2002. Unless otherwise stated herein, the Schedule 13D filed on July 22, 2002, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Mr. Christian Nigohossian (the "Reporting Person"), whose principal business address is 1500 Market Street, 12th Floor, East Tower, Philadelphia, Pennsylvania 19102.

     Mr. Nigohossian is the Chief Executive Officer and President of ResCon Technology Corporation.

     Mr. Nigohossian is a permanent resident of the United States with refugee status under the Geneva Convention with a pending application for naturalization.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

     On June 11, 2003, ResCon Technology Corporation, Campuslive Incorporated and the shareholders of Campuslive completed an Agreement and Plan of Reorganization, whereby ResCon acquired 2,668,000 shares or 99.5% of the outstanding common stock of Campuslive in exchange for 2,668,000 restricted common shares of ResCon. In accordance with the terms of the Agreement, Mr. Nigohossian exchanged the 2,500,000 shares of Campuslive that he owned for 2,500,000 shares of ResCon.

     Also on June 10, 2003, Mr. Nigohossian and ResCon Technology
Corporation agreed to exchange 3,584,000 shares of Speed of Thought Trading Corporation owned by Mr. Nigohossian for 3,584,000 restricted common shares of ResCon.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares for investment purposes.

     (a) Mr. Nigohossian has no current plans to acquire additional shares of ResCon, except that ResCon owes Mr. Nigohossian salary, which is currently being accrued. The parties have discussed to possibility of issuing additional shares to Mr. Nigohossian in partial or full satisfation of accrued salaries.

     (b) As disclosed above, on June 11, 2003, ResCon acquired 99.5% of the outstanding shares of Campus in exchange for 2,668,000 restricted common shares of ResCon.



                                                          Page 4 of 5 pages


     (c) None at this time.

     (d) None at this time.

     (e) None at this time.

     (f) None at this time.

     (g) None at this time.

     (h) None at this time.

     (i) None at this time.

     (j) None at this time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 13,700,000 shares of common stock or approximately 65% of ResCon.

     (b) The Reporting Person has the sole voting and dispositive power over the 8,284,000 shares of Rescon Common Stock. The Reporting Person, as a director of Speed of Thought Trading Corporation also has shared voting and dispositive power over the 5,416,000 shares of ResCon held by Speed of Thought.

     (c) During the past 60 days, the Reporting Person did not engage in any transactions in the common stock of ResCon.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.  EXHIBITS

     The Agreement and Plan of Reorganization between the ResCon, Campus and the shareholders of Campus was filed as Exhibit 2.01 to the Current Report on Form 8-K filed by


                                                          Page 5 of 5 pages


ResCon on June 16, 2003, is herein incorporated by this reference

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: January 21, 2004             /S/ Christian Nigohossian
                                   ---------------------------------------
                                   Christian Nigohossian